March 25, 2011

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Follow-up letter dated March 11, 2011 to comment letter dated February 15, 2011, File No. 1-8399

Dear Mr. Cash:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated March 11, 2011, as a follow-up to the response from Worthington Industries, Inc. (the “Company”, “we”, or “our”).

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Form 10-K for the year ended May 31, 2010

Results of Operations, page 31

1.	We note your response to prior comment five of our letter dated February 15, 2011. Please provide us with a more specific and comprehensive discussion regarding how you determined that the product lines within each of your reportable segments are similar. Reference ASC 280-10-50-40. In addition, it appears that certain of your product lines are impacted by different trends. For example, we note your disclosure on page 26 that the global recession had the most impact on your industrial gas, air brake and forklift product lines. Given these circumstances, it is unclear to us why you believe disclosing revenues by product lines would not be useful when assessing performance. Please explain further.

Response:

We acknowledge the foregoing Staff comment and note that we have considered the disclosure requirements prescribed by ASC Topic 280-10-50-40. Worthington Industries is comprised of several business units that capitalize on its core competency of processing flat rolled steel to customer specifications and requirements. Each business unit consumes flat rolled steel in the manufacture of its products within the steel processing, pressure cylinder and metal framing product lines. We have defined our reportable business segments in this manner because we have concluded that each of our reportable segments is comprised of a

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 2

group of similar products and services as discussed in ASC Topic 280-10-50-40. As noted in our response letter dated February 15, 2011, we formed this conclusion based on an analysis of the following factors: (1) the nature of production processes (e.g. raw materials, labor force, equipment, etc.), (2) the types of customers and end-markets, (3) the purposes or end uses and (4) the methods of distribution.

Additionally, we note that ASC Topic 280-10-50-40 does not define what constitutes a “group of similar products and services.” Therefore, determining whether two or more products or services are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances and requires professional judgment. In our judgment, the similarities in production processes, as discussed in greater detail below, are the most significant as they have the greatest impact on our financial results. Specifically, we note that raw material costs, primarily steel, account for the majority of our cost of goods sold. Therefore, changes in the market price of steel can materially impact our earnings on a period to period basis. When market prices fall, we typically have higher-priced material flowing through cost of goods sold, while selling prices compress to what the market will bear, negatively impacting our results. Conversely, in a rising price environment, our results are generally favorably impacted as lower-priced material flows through cost of goods sold, while our selling prices increase at a faster pace to cover current replacement costs. Although we also considered customer types, applications / end uses and distribution channels, we believe these factors are less significant because while helpful in understanding the scope and users of our products, these factors have a limited impact on our financial results. However, to ensure users of our financial statements have an adequate understanding of our product offering, we disclose the various products that comprise each of our reportable segments along with their related end use in “Part I, Item 1. – Business” of our Form 10-K.

The following discussion outlines in detail the facts and circumstances we considered when evaluating the similarities among the products that comprise our reportable segments:

Steel Processing: Our Steel Processing segment provides a wide range of processes and services that are applied to flat-rolled steel according to the various specifications required by our customers. Although the processing requirements may vary by product, the nature of the related production processes is similar. Specifically, each of our steel processing products has a similar purpose (i.e. processed flat-rolled steel to be used in the production processes of our customers). Additionally, all of our steel processing products require substantially the same raw materials and similar equipment. In fact, many of our manufacturing facilities produce multiple products using the same labor force. In addition, our steel processing products are supported by a single sales force that generally serves similar types of customers and end-markets. Regardless of the product or end-market, our customers require a similar level of technical service to ensure we meet their product specifications. Furthermore, we note that the method of distribution does not differ by product as we sell/distribute all of our steel processing products directly to our customers.

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 3

Pressure Cylinders: Our Pressure Cylinders segment produces a line of pressure cylinders in various sizes and shapes. While there are many products within our line of pressure cylinders, all of these products are similar. Although the end use may differ by cylinder, the ultimate purpose is the same. Specifically, each cylinder type consists of a pressure vessel used to contain gas for a specified end use. The nature of the related production processes are also similar, requiring substantially the same raw materials, which are formed into a shell and sealed with a valve. Additionally, many of these cylinders are produced in common manufacturing facilities using a common labor force that exclusively supports our pressure cylinders business. Similarly, our pressure cylinder products are supported by a single sales force that is organized by customer type (i.e. manufacturers, distributors, merchandisers and producers) as opposed to products. Due to our diversified product offering, multiple types of cylinders are sold to the same customer type, making it difficult to distinguish these products by type of customer. Furthermore, we note that the method of distribution does not differ by product as we sell/distribute all of pressure cylinder products directly to our customers.

Metal Framing: Our Metal Framing segment designs and produces metal framing components and systems and related accessories, including steel studs and floor track and wall system components, roof trusses and other building product accessories. Our metal framing products are similar in terms of purpose and end use. Specifically, all of these components and accessories comprise our light gauge steel construction group of products which supports the residential and commercial construction market. They are similar in the nature of the related production processes. Specifically, each product requires substantially the same raw materials which are shaped into studs, floor joists, roof trusses, and the other metal framing accessories using a series of roll-formers. Most of these products are produced in each of our manufacturing facilities using the same labor force. Additionally, our group of metal framing products is supported by a single sales force that serves the construction market through wholesale distributors, commercial and residential building contractors and mass merchandisers. Furthermore, we note that the method of distribution does not differ by product as we sell/distribute all of metal framing products directly to our customers.

In regards to the reference to page 26 of our Form 10-K for the year ended May 31, 2010, we note that when we identify changes in market dynamics that have a significant impact on one of our products, we have provided, and will continue to provide, disclosure in our Management Discussion and Analysis. Please note that all of our products were adversely impacted by the global recession due to its unprecedented depth and pervasive impact, with consolidated net sales decreasing approximately 37% during the period covering fiscal 2008 through fiscal 2010. However, the impact on our industrial gas, air brake and forklift cylinder products, as discussed on page 26 of our Form 10-K, was more severe. Specifically, the impact on our industrial gas and air brake cylinder products was more severe as these are the primary products that comprise our European operations, and the European market was more deeply impacted by the global recession and slower to enter the recovery phase than the other markets in which we operate. However, we do not believe that the varying impact the global recession had on our products to be reflective of ongoing differences in underlying trends. Also please note that we consider industrial gas, air brake and forklift cylinders to be different products within our pressure cylinders product line as opposed to separate or distinct product lines.

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 4

Based on consideration of the relevant factors (as described above and in our letter dated February 15, 2011), we continue to believe that the products within each of our segments are similar and are appropriately combined for purposes of the entity-wide disclosure requirements prescribed by ASC 280-10-50-40. In future filings, we propose the following revisions to our segment data footnote to clarify that each reportable segment is comprised of a group of similar products and services:

Our operations include three reportable business segments, Steel Processing, Pressure Cylinders and Metal Framing, each of which is comprised of a group of similar products and services. Factors used to identify these reportable business segments include the products and services provided by each business, the management reporting structure, similarity of economic characteristics and certain quantitative measures, as prescribed by authoritative guidance.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

2.	We note your response to comment six in our letter dated February 15, 2011. In future filings, please identify the component companies in your comparator group rather than requiring the reader to contact your Human Resources Department to obtain a list of component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Interpretation 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

We acknowledge the foregoing Staff comment and note that in future filings, we will identify the component companies in our comparator group.

3.	We reissue comment eight in our letter dated February 15, 2011. Please provide a materially complete description of the correlation between performance under the short-term incentive compensation program and the payouts actually made to each of your named executive officers in 2010. Explain in materially complete detail how the Compensation Committee determined the weights to be carried by each factor in determining actual compensation and why these weights, as well as the amounts actually awarded, were appropriate under the circumstances.

Response:

We acknowledge the foregoing Staff comment and note that payments received by the NEOs under the short-term incentive compensation program are determined solely by formula based on Company and/or Business Unit results for the Fiscal Year. These results were the only factor considered in deriving the payouts for each NEO for Fiscal 2010.

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 5

As noted in our earlier response, actual payouts under the short-term incentive compensation program are tied to the Company (and, in the case of NEOs who are business unit executives, the applicable business unit) results and how they fall relative to targeted level (threshold, target, maximum) of corporate earnings per share, corporate economic value added, business unit operating income and business unit economic value added. The Fiscal 2010 Annual Cash Incentive Bonus Awards for the NEOs were set forth in the table for “Grants of Plan-Based Awards for Fiscal 2010”, in the 2010 Proxy Statement, which provided as follows:

Grants of Plan-Based Awards for Fiscal 2010

	Estimated Future Payouts Under Non-Equity Incentive Awards (Twelve-Month Performance Period Ending May 31, 2010 (2)
Name	Threshold ($)	Target ($)	Maximum ($)
John P. McConnell	400,000	800,000	1,600,000
George P. Stoe	307,500	615,000	1,230,000
B. Andrew Rose	125,000	250,000	500,000
Mark A. Russell	237,500	475,000	950,000
Harry A. Goussetis	156,500	313,000	626,000

(2)	These rows show the potential payouts which could have been earned under short-term cash incentive bonus awards based on achievement of specified levels of performance for the twelve months ended May 31, 2010. Payouts of these awards for corporate executives were generally tied to achieving specified levels (threshold, target and maximum) of corporate economic value added and earnings per share of the twelve-month performance period with each performance measure carrying a 50% weighting. For Messrs. Russell and Goussetis, business unit executives, the corporate earnings per share measure carried a 20% weighting, business unit operating income carried a 30% weighting and business unit economic value added carried a 50% weighting. If the performance level fell between threshold and target or between target and maximum, the award was to be prorated. If threshold levels were not achieved for any performance measure, no payout was to be made. For Fiscal 2010, the NEOs earned the amounts shown in the “2010” rows of the “Short-Term Incentive Bonus Award” column of the “Fiscal 2010 Summary Compensation Table.”

The information contained in the footnote above is also set forth on page 30 of the 2010 Proxy Statement under the heading “Short-Term Incentive Compensation”.

These performance measurements are chosen because the Compensation Committee believes that: (i) the earnings per share (“EPS”) strongly correlates with the Company’s growth in equity value; (ii) operating income at a business unit ties directly into Company earnings per share growth; and (iii) economic value added (“EVA”), which is driven by net operating

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 6

profit in excess of the cost of capital employed, keeps management focused on the most effective use of existing assets and pursuing growth opportunities which provide returns in excess of the cost of capital. Using this combination provides both quantitative and qualitative performance measures.

The actual Short-Term Incentive Bonus Awards earned by the NEOs for Fiscal 2010 were reported in the Fiscal 2010 Summary Compensation Table as follows:

John P. McConnell	$1,124,053
George P. Stoe	864,116
B. Andrew Rose	351,267
Mark A. Russell	930,304
Harry A. Goussetis	335,902

As can be seen from the above, the performance results and awards for Messrs McConnell, Stoe and Rose (Corporate Officers) fell slightly less than half way between target and maximum; the performance results and awards for Mr. Russell (Steel Processing Business Unit) was close to maximum; and the performance results and awards for Mr. Goussetis (Pressure Cylinder Business Unit) was slightly above target.

The Corporate EPS results were closer to maximum, as the targets were set at a time of significant economic weakness, particularly in the Company’s two largest markets, automotive and construction. The Fiscal 2010 Corporate EPS performance was much better than expected when targets were set. Corporate EVA came in slightly below target but above threshold, as the Committee required at least an EVA neutral performance to reach target, despite the difficult business environment. The corporate EVA results were pulled down by the results from the Metal Framing business unit which posted negative EVA and a loss as it is exclusively in the construction market where volumes were down dramatically.

The Steel Processing business unit far exceeded expectations in operating income and posted a solidly positive EVA, resulting in Mr. Russell’s payout being near maximum.

The Pressure Cylinder business unit performed well, with solid operating income and EVA results, but its targets were set expecting this performance, as its markets, though down, had been impacted to a lesser extent than the automotive and construction markets. This resulted in Mr. Goussetis’s payout being only slightly above target.

As noted above, these payouts were determined solely by formula based on Corporate and/or Business Unit results.

In future filings, we will include a description in a similar level of detail to that above.

Mr. John Cash Securities and Exchange Commission March 25, 2011	Page 7

We believe the above explanations are responsive to your comments.

Sincerely,

/s/ B. Andrew Rose
B. Andrew Rose
Vice President and Chief Financial Officer